Exhibit 99.1

Westport Announces Second Quarter Fiscal 2013 Conference Call for Thursday, August 1, 2013

VANCOUVER, July 25, 2013 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and systems, announced today that it will disclose its financial results for the second quarter ended June 30, 2013 on Thursday, August 1, 2013 after market close. To coincide with the disclosure, Westport has also scheduled a conference call for Thursday, August 1, 2013 at 2:00 pm Pacific Time (5:00 pm Eastern Time).

Live Conference Call & Webcast
The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until August 8, 2013. Shortly after the conference call, the webcast will be archived on the Westport's website and replay will be available in streaming audio.

About Westport Innovations Inc.
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
T 604-718-2046
invest@westport.com

CO: Westport Innovations Inc.

CNW 16:05e 25-JUL-13